UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)


                         VANGUARD CELLULAR SYSTEMS, INC.
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   922022 10 8
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 922022 10 8                              SCHEDULE 13G/A
---------------------                              ------------

1) Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Stuart S. Richardson
   ###-##-####

2) Check the Appropriate Box if a Member of a Group

   (a)

   (b) X

3) SEC Use Only

4) Citizenship or Place of Organization

   United States

Number of Shares Beneficially Owned by Each Reporting Person With

          5) Sole Voting Power

             215,182 shares

          6) Shared Voting Power

             1,864,066 shares

          7) Sole Dispositive Power

             215,182 shares

          8) Shared Dispositive Power

             1,858,413 shares

9) Aggregate Amount Beneficially Owned by Each Reporting Person

   2,079,248 shares

10) Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares

    X

11) Percent of Class Represented by Amount in Row 9

    5.49 percent

12) Type of Reporting Person

    IN

Item 1(a).                 Name of Issuer:

                                    Vanguard Cellular Systems, Inc.

          (b).             Address of Issuer's Principal Executive Offices:

                                    2002 Pisgah Church Road
                                    Suite 300
                                    Greensboro, North Carolina 27455

Item 2(a).                 Name of Person Filing:

                                    Stuart S. Richardson

      (b).                Address of Principal Business Office, or, if none,
                          Residence:

                                   Lexington Global Asset Managers
                                   Park 80, West, Plaza II
                                   Saddle Brook, NJ 07662


             (c).         Citizenship:

                              United States

             (d).         Title of Class of Securities:

                                  Class A Common Stock, par value $.01 per share

             (e).         CUSIP Number:

                   922022 10 8

Item 3.                   Type of Filing:

                                 Not Applicable.

Item 4.                   Ownership (at December 31, 1997):

                          If the percent of the class owned, as of
               December 31 of the year covered by the statement, or as of the last day of any month described in


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               Rule 13d-1(b)(2),  if applicable,  exceeds five percent,  provide the following information as of that date and identify those shares which there is a right to acquire.

                         (a)      Amount Beneficially Owned:

                   2,079,248 shares of which 14,239 shares are
                   owned directly, 16,800 held by an IRA for
                   Mr. Richardson, 24,393 shares are held of record by various trusts of which Mr. Richardson is the sole trustee, 57,450 shares are held of record by various trusts of which Mr. Richardson is one of several trustees, 17,900 shares are owned by Mr. Richardson's spouse and 159,750 shares Mr. Richardson has the right to acquire pursuant to presently exercisable stock options granted to him by the Company. The shares shown as beneficially owned by Mr. Richardson also include shares owned by various other trusts and a foundation of which Mr. Richardson is a trustee, including 372,882 shares held by the H. Smith Richardson Testamentary Trust, 1,020,292 shares held by the Smith Richardson Foundation, and 395,542 shares held by the Grace Jones Richardson Testamentary Trust. The shares shown as beneficially owned do not include 66,296 shares held in trusts for the benefit of his children. Beneficial ownership of the 66,296 shares is denied.

              (b)  Percent of Class:

                    5.40 percent

              (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote

                       215,182 shares

                  (ii) shared power to vote or to direct the vote

                       1,864,066 shares


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                 (iii) sole power to dispose or to direct the
                       disposition of

                       215,182 shares

                  (iv) shared power to dispose or to direct the
                       disposition of

                       1,858,413 shares

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person:

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            Not applicable.

                                                     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.


                                           /s/ Stuart S. Richardson

                                            Stuart S. Richardson


Date: February 12, 1998